EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the novel coronavirus (COVID-19) pandemic and the Russian invasion of Ukraine;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(f)-1

QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2022, the Corporation had assets totaling A$169.052 billion and liabilities totaling A$168.497 billion (compared to total assets of A$169.556 billion and total liabilities of A$168.965 billion as at June 30, 2021). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the State Investment Operations segment, previously known as the Long Term Assets segment, holds portfolios of assets which are held to fund the superannuation, other long-term obligations of the State, as well as to support other state initiatives.

The Capital Markets Operations segment had assets totaling A$128.680 billion and liabilities totaling A$128.124 billion as at June 30, 2022 (compared to assets of A$131.742 billion and liabilities of A$131.150 billion as at June 30, 2021). In relation to the State Investment Operations segment, assets totaled A$40.372 billion and liabilities totaled A$40.372 billion as at June 30, 2022 (compared to assets of A$37.815 billion and liabilities of A$37.815 billion as at June 30, 2021).

(f)-2

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State of Queensland is Mr. Leon Allen.

The powers, functions and duties of the Under Treasurer (save for those relating to the State Investment Operations segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chair of the Board is Mr. Damien Frawley.

The former Chief Executive of the Corporation, Mr. Philip Noble, left the Corporation at the end of 2022. While an executive recruitment process occurs, Mr Neville Ide, a current Corporation Board Director, is serving as Interim Chief Executive. The Corporation expects to complete the recruitment process early in the first quarter of 2023. The senior management structure includes five Managing Directors covering Funding and Markets, Client Advisory, Finance, Technology and Data, Culture and Performance, and Risk. Mr. Grant Bush, the Deputy Chief Executive and Managing Director, Funding and Markets, has resigned with effect from February 7, 2023. Mr. Chris Downs has been appointed to act as Managing Director, Funding and Markets from January 25, 2023.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2022, the total borrowings of the Corporation (at fair value) were A$119.347 billion. This amount included debt issued under overseas funding programs equivalent to A$2.411 billion based on the prevailing rates of exchange at June 30, 2022. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$36.2 million for the year ended June 30, 2022 compared to a restated profit of A$115.1 million for the year ended June 30, 2021.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

(f)-3

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2022, the market value of the Corporation’s onlendings to its clients totaled A$94.582 billion of which A$27.123 billion was to government owned corporations.

State Investment Operations

Separately from QTC’s capital market operations, QTC holds two portfolios of assets that were transferred from the Queensland Government under administrative arrangements. These assets are held in unit trusts managed by QIC Limited. QTC issued the State of Queensland a fixed rate note for each portfolio in return for the assets transferred under these arrangements. These two portfolios, the Long Term Assets portfolio and the Queensland Future Fund portfolio, make up QTC’s State Investment Operations segment (“SIO”).

Recognizing the direct relationship between these fixed rate notes and the invested assets of SIO, any difference between the interest paid by QTC on the fixed rate notes and the return received by the State Investment Operations segment on the invested assets is recognized in the financial statements annually as a market value adjustment to the value of the fixed rate note. The market value of assets held by the State Investment Operations segment as at June 30, 2022 totaled A$40.372 billion, which matched the market value of the financial liabilities of A$40.372 billion.

The State Investment Advisory Board is responsible for oversight of the invested assets of the State Investment Operations segment. This segment does not generate cash flows and has no impact on QTC’s capital market operations or its ability to meet its obligations.

Enterprise-wide Risk Management

The Corporation has an established Enterprise-wide Risk Management framework including Enterprise-wide Risk Management policies and procedures. As part of this Enterprise-wide Risk Management framework, the Corporation continues to monitor and manage its risks through identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include the risk that the Corporation cannot access funding to meet debt servicing obligations and client borrowing requirements. This risk has the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (“HQLA”), which can be readily liquidated if required. Included in these HQLA assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Corporation’s clients’ projected debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of these accords. As a result, the Corporation has in place a comprehensive and strict set of policies to manage liquidity, market and credit risk.

(f)-4

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 216,886 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.3 million persons, or 20.5% of Australia’s population as at June 30, 2022. As at June 30, 2021, 72.6% of Queensland’s population lived in South-East Queensland, an area with warm subtropical climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.3 million persons. There are ten other population centers in Queensland with over 50,000 persons.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

Under the Australian Constitution, the federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters, the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates were historically centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades has underpinned a move away from central wage fixation toward enterprise based agreements.

(f)-5

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent Queensland State election was held in October 2020. The Australian Labor Party was returned to Government for a third term after winning 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006. The next state election is due to be held in October 2024, following the commencement of fixed four-year terms.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

(f)-6

QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

Over the past two decades, Queensland’s economic growth has generally exceeded the national average. Following the resources investment boom and associated ramp-up in liquefied natural gas (“LNG”) exports in recent years, economic growth is expected to be more wide-ranging and largely in line with national growth in coming years.

More recently, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in national and international economic activity.

However, Queensland’s comparatively strong health response has meant the State’s economic recovery and labor market has been a standout among Australia’s states and territories, as well as other peer economies internationally. Domestic activity and employment have rebounded strongly as restrictions have progressively been unwound.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has seen rapid expansion and transformation into a major international export sector over the past decade. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (LNG) plants at Gladstone has opened the sector up to major export markets in Asia. Valued at A$19.2 billion in 2021-22, LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of resources (including coal, LNG and minerals) accounted for around 86% of Queensland’s international merchandise exports in 2021-22.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism has also been an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. International tourism has started to recover following the COVID-19 pandemic and after the reopening of international borders in late 2021. However, it may take some time before international tourism exports recover to their pre-COVID levels.

(f)-7

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the healthcare and professional scientific and technical services sectors has increased.

Economic Plan

The Queensland Government is continuing to leverage the momentum of its nation-leading response to the COVID–19 pandemic to drive ongoing economic growth and job creation across the state.

Queensland’s domestic economy grew by 9.1% from its pre–COVID level in March quarter 2020 to June quarter 2022, exceeding the rest of Australia’s growth over the same period. Queensland also continues to lead the nation in job creation, with 209,200 more people employed in Queensland in October 2022 than at the start of the pandemic. Queensland’s unemployment rate fell to 3.6% in September quarter 2022, its lowest rate since 2007–08.

It is from this strong economic position that the Queensland Government is looking to the future, with a clear plan to build future prosperity and growth across the state by focusing on three core objectives: good jobs; better services; and protecting the great Queensland lifestyle.

As outlined in the 2022-23 Queensland Budget, the government’s overarching economic strategy identifies key opportunities that are driving the creation of good, secure jobs in Queensland’s traditional and emerging industries, including in new energy, new economy minerals, advanced manufacturing, biomedical products, agriculture, tourism, research and education services, and creative and design industries.

To facilitate and support the private sector growth and investment needed to maximize the benefits of these opportunities, the current economic strategy is also underpinned by a focus on key enablers that will enhance the state’s competitiveness and productivity. These include expanded trade opportunities, a larger skilled workforce, enhanced innovation and digitalization, continued investment in public and private infrastructure, strengthened environment, social and governance (“ESG”) credentials, and a competitive investment environment.

By focusing on the critical economic settings that will enhance Queensland’s competitiveness, the strategy is supporting industry, business, communities, and workers to realize opportunities in global shifts, including the transition to a lower emissions global economy.

Reflecting this transition, the Queensland Energy and Jobs Plan is a centerpiece of the government’s strategy to drive Queensland’s competitiveness in the decades ahead. It outlines Queensland’s pathway to a clean, reliable and affordable energy system that will provide power for generations and be a platform for strong economic growth and continued investment.

The Queensland Government has set out a target for 70% renewable energy by 2032. The Queensland Energy and Jobs Plan sets out actions across three focus areas to transform the Queensland energy system, which are:

•	building a clean and competitive energy system for the Queensland economy and industries as a platform for accelerating growth;

(f)-8

•	delivering affordable energy for households and businesses, and supporting more rooftop solar and batteries; and

•	driving better outcomes for workers and communities as partners in the energy transformation.

The Queensland Government is also continuing to invest in Queensland’s workforce. The Queensland Workforce Strategy 2022–2032 builds on the government’s existing A$1.2 billion investment to deliver high quality training and create exciting career pathways for Queenslanders. It includes A$70 million in new initiatives that will strengthen partnerships between industry, community and government and support a strong, skilled, and diverse workforce that is ready to seize the jobs of today and adapt to future opportunities.

Implementation of the A$150 million Queensland Trade and Investment Strategy 2022–32 will support expanded trade opportunities for Queensland businesses, while the new A$142.2 million Advance Queensland – Innovation for a Future Economy 2022–2032 Roadmap will drive innovation, entrepreneurship, and job creation across the state.

Investment facilitation and assistance services, including flagship programs under the A$5.84 billion Queensland Jobs Fund, are continuing to help capture opportunities and create jobs in traditional and emerging industries, including across regional Queensland.

Strengthened ESG credentials will support Queensland’s competitiveness and help attract future investment. The annual Queensland Sustainability Report demonstrates the government’s commitment to embedding sustainability considerations in decision making to support better communities now and into the future, with a focus on achieving improved social outcomes and sustainable economic growth, while managing the impacts on the environment.

To support all Queenslanders to participate in the economy and benefit from opportunities, the government remains committed to delivering better services across Queensland. As outlined in the 2022–23 Queensland Budget, record investments in health, education and community services are keeping Queenslanders safe and connected and supporting improved outcomes for vulnerable Queenslanders.

As the Queensland population and economy grows, the government is also acting to protect and enhance Queensland’s great lifestyle, including by addressing cost of living pressures being faced by Queensland families. The government is delivering A$6.786 billion in concessions to Queenslanders in 2022–23.

Housing affordability remains a challenge for many Queenslanders, and the government is working with industry and other stakeholders, including through the recent Housing Summit, to identify innovative solutions to improve housing outcomes. This includes measures to address immediate and acute housing pressures and commence reforms to make housing supply more responsive in the medium to long-term.

By boosting the Housing Investment Fund to A$2 billion, the government is expanding its capacity to deliver more housing for Queenslanders. This additional investment will support an increased target of 5,600 new social and affordable home commencements across Queensland by 30 June 2027.

Continued investment in productive infrastructure, including through the government’s estimated A$64.844 billion capital program over 4 years to 2025–26, will help connect businesses and communities, facilitate greater movement of people and goods, and support better service delivery across the state.

(f)-9

Economic Growth

According to the Australian Bureau of Statistics, Queensland’s economic output rose by 4.4% in 2021-22, following growth of 2.9% in 2020-21 and a COVID-19 driven decline of 0.9% in the 2019-20. Real gross state product (GSP) growth in 2021-22 was primarily driven by: continued solid growth in household consumption, which contributed 2.0 percentage points to GSP growth; further growth in public final demand, which contributed 1.8 percentage points to GSP growth; and private investment, which contributed 1.6 percentage points to GSP growth.

Net overseas exports detracted 1.0 percentage point from GSP growth in 2021-22, with slower growth in exports (up 1.6%) more than offset by rapid growth in imports (up 8.4%).

Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2016-17	344.0	2.6	1,936.8	2.3
2017-18	357.5	3.9	1,992.7	2.9
2018-19	361.0	1.0	2,036.0	2.2
2019-20	357.6	-0.9	2,034.9	-0.1
2020-21	368.2	2.9	2,080.4	2.2
2021-22	384.5	4.4	2,156.8	3.7

(a)	Chain volume measures; reference year 2020-21.

Source: ABS Annual State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2017-18	2018-19	2019-20	2020-21	2021-22
Overseas merchandise exports (A$ billion)	74.3	87.2	76.2	57.9	120.0
Retail turnover (A$ billion)	62.5	64.8	68.7	76.6	81.0
Private gross fixed capital formation (A$ billion)	69.5	66.5	64.1	67.2	80.1
Resources exports (A$ billion)	61.1	73.3	62.1	44.8	102.9
Agricultural production (A$ billion)	14.5	13.8	13.8	14.7	17.8
Employment (‘000 persons)(a)	2,464	2,500	2,515	2,576	2,704
Unemployment rate (%)(a)	6.0	6.1	6.4	6.8	4.6
Increase in consumer prices (%)(a)	1.7	1.6	1.2	2.1	5.4
Average weekly total earnings (A$)(a)	1,150	1,197	1,249	1,250	1,312

(a)	Year-average.

Note:	All monetary values are in current prices.

Sources:	ABS Annual State Accounts; Balance of Payments and International Investment Position; Labour Force; Average Weekly Earnings; Consumer Price Index; Retail Trade.

(f)-10

Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2020-21 and 2021-22.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2020-21	2021-22	2020-21	2021-22	2020-21	2021-22	2020-21	2021-22
Household consumption	5.2	3.5	2.9	2.0	1.1	3.7	0.6	1.9
Private investment	4.2	8.6	0.8	1.6	3.7	6.6	0.6	1.1
-Dwellings	11.7	4.5	0.6	0.3	3.4	3.0	0.2	0.2
-Business investment	-2.3	8.5	-0.3	0.9	1.0	7.0	0.1	0.7
(i) Non-dwelling construction	-9.5	10.6	-0.5	0.5	-6.3	4.6	-0.3	0.2
(ii) Machinery and equipment	1.9	7.5	0.1	0.3	7.8	10.7	0.3	0.4
-Other business	8.2	5.7	0.2	0.1	7.0	5.7	0.1	0.1
Private final demand(b)	5.0	4.8	3.7	3.6	1.8	4.4	1.2	3.0
Public final demand(b)	2.7	5.8	0.8	1.8	6.0	6.4	1.6	1.7
Overseas exports	-16.7	1.6	-3.8	0.3	-8.4	-0.1	-2.1	0.0
Overseas imports	-3.9	8.4	0.6	-1.3	-3.4	7.0	-0.6	1.3
Balancing item	n.a.	n.a.	0.8	-0.4	n.a.	n.a.	n.a.	n.a.
Statistical discrepancy	n.a.	n.a.	0.1	0.4	n.a.	n.a.	0.0	0.1
GSP/GDP	2.9	4.4	2.9	4.4	2.2	3.7	2.2	3.7

(a)	Chain volume measure; reference year 2020-21.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Australian National Accounts: State Accounts and ABS Australian National Accounts.

Based on ABS Annual State Accounts data (see table above), key features are:

•

Household consumption in Queensland rose 3.5% in 2021-22, following on from strong growth of 5.2% in 2020-21. Strong labour market conditions, previous stimulus from both the Australian and state governments, higher asset prices and international border closures have supported household consumption over the past two years. Looking forward, the substantial and abrupt increases in lending rates and declines across some asset prices are expected to put pressure on household budgets and constrain real consumption growth from the second half of 2022-23 onwards and take full effect in 2023-24.

•

Dwelling investment rose 4.5% in 2021-22, building on the 11.7% increase in the previous year. A combination of record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21. These factors drove the value of Queensland’s residential work in the pipeline to a record A$11.5 billion in June quarter 2022. However, materials and labor shortages due to the COVID-19 pandemic, adverse weather including floods, and several insolvencies among construction companies have constrained the construction industry’s ability to meet elevated demand. As a result, dwelling investment in Queensland in September quarter 2022 was 14.1% lower over the year. Reflecting these factors, dwelling investment is expected to fall slightly in 2022-23, but to then rebound in 2023-24 as supply side issues are resolved.

•

Business investment in Queensland rose 8.5% in 2021-22, following a decline of 2.3% the previous year. Growth in 2021-22 was driven by machinery & equipment investment (up 7.5%) and non-residential construction (up 14.7%), while engineering construction (up 1.2%) grew more modestly. A renewed recovery in non-residential construction activity is expected going forward as weather returns to more normal conditions, underpinned by the strength of business profitability. Firms are also expected to continue to be encouraged to invest in capital, including plant and equipment, in response to the prevailing high rates of capacity utilization and supply chain challenges.

(f)-11

•

Overseas exports rose 1.6% in 2021-22, with growth in goods exports (up 2.7%) more than offsetting a decline in services exports (down 8.1%). International border closures continued to restrict services exports in the year, causing international visitor arrivals to remain near zero and reducing the number of international student enrolments. Services exports have continued to recover across 2022, reaching their highest level in September quarter 2022 since March quarter 2020. The growth in goods exports was driven by strong growth in agricultural exports, reflecting ideal growing conditions in the year. Overseas imports rose 8.4% in 2021-22, with goods imports rising by 6.2%, reflecting the continued solid growth in household consumption and machinery & equipment investment, and overseas services imports rising by 32.0% as international borders reopened and outbound tourism resumed.

Overseas Merchandise Exports

Queensland is Australia’s second largest exporting state, accounting for 22.5% of Australia’s total merchandise exports in 2021-22.

The nominal value of Queensland’s overseas merchandise exports rose 107.3% in 2021-22. The increase was broad-based across Queensland’s exports, particularly coal and LNG. Prices for Queensland’s key exports have rebounded from their COVID pandemic-induced lows, boosting export earnings.

The value of Queensland’s coal exports rose A$46.9 billion, to A$71.6 billion in 2021-22, driven by increases in the prices for all three major types of coal. Global supply issues due to COVID-19, and more recently Russia’s invasion of Ukraine, combined with recovering global demand have resulted in the record price spike. China’s informal ban on the import of Australian coal remains in place, with a substantial decline in coal exports to China since October 2020. However, Queensland exporters have been successful in finding alternative markets for the majority of these coal exports, with more than 85% of export volumes lost to China having been replaced by increased exports to other markets, particularly India, Japan and South Korea.

The value of LNG exports rose A$9.7 billion to A$19.2 billion in 2021-22. The increase was driven by a 97.8% rise in export prices (which are linked to the price of oil), while export volumes rose 2.1%. A colder than expected winter in the Northern Hemisphere drove demand for LNG, which was exacerbated by tight global supply due to the war in Ukraine.

The value of metals exports rose A$1.4 billion to A$11.6 billion in 2021-22, driven by a A$709 million rise in aluminium exports (including bauxite and alumina), a A$325 million rise in copper exports and a A$274 million rise in zinc exports. Value gains reflect significantly higher prices during 2021-22, as export volumes were generally lower due to COVID-19 labour supply issues, unplanned outages and disruptions due to rainfall.

The value of meat (primarily beef) exports rose A$1.0 billion, to A$6.4 billion in 2021-22, driven by an increase in export prices (up 22.0%) while volumes fell modestly (down 3.6%). Improved weather conditions encouraged producers to retain stock for breeding purposes, which followed dry conditions in previous years that had incentivised high production and depleted herd numbers.

Improved weather conditions in Queensland resulted in the value of Queensland’s crop exports (including cotton) increasing by A$2.1 billion in 2021-22, to A$4.0 billion. Weather conditions have improved across the State since 2020, boosting the production of crops in 2020-21 and 2021-22. The December 2022 Crop Report from the Australian Bureau of Agricultural and Resource Economics and Sciences expects Queensland’s crop production to rise again in 2022-23, with above average rainfall supporting crop growing conditions.

(f)-12

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2019-20	2020-21	2021-22(p)
Rural(b)
Meat	6,884	5,461	6,424
Textile fibers(c)	448	401	1,329
Cereals and cereal preparations	129	636	1,654
Vegetables and fruit	712	887	923
Feeding stuff for animals	117	107	119
Other rural	1,671	1,418	1,566

Total	9,961	8,911	12,016

Crude minerals
Coal, coke and briquettes	36,058	24,722	71,645
Metalliferous ores(d)	6,195	5,842	6,599
Petroleum and related products/materials	95	78	93
Gas, natural and manufactured	15,555	9,514	19,219
Other crude minerals	16	12	13

Total	57,920	40,168	97,568

Processed minerals and metals(b)
Non-ferrous metals(b)	3,824	4,355	4,967
Other processed minerals and metals	324	311	409

Total	4,148	4,666	5,376

Other manufactures
Machinery and non-transport equipment	1,459	1,369	1,481
Chemicals, fertilizers (excl. crude), plastics, etc.	922	1,045	1,290
Transport equipment	711	617	764
Leather, rubber, other materials, furniture, clothing, etc.	271	240	243
Miscellaneous manufactures and beverages	622	629	761

Total	3,984	3,900	4,540

Manufactures (sum of processed minerals and metals and other)	8,132	8,566	9,916

Total overseas exports of merchandise goods(b)	76,248	57,892	119,995

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 4.
(b)	Sugar and some processed metal exports are not available at the state level and therefore the State total understates the actual amount of exports.
(c)	Includes Queensland Treasury’s estimate of cotton lint exports which were confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which were confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data and Queensland Treasury.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

(f)-13

In the 2021-22 financial year, the A$ exchange rate averaged US$0.7259, a 2.8% depreciation on the previous year. So far in 2022-23, the A$ has depreciated against the US$, averaging US$0.6697 in the first five months. Global inflation concerns and aggressive monetary policy tightening by the US Federal Reserve saw the US$ strengthen against other currencies in 2022.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 81.5% of all exports (see table below). China was overtaken by Japan as Queensland’s largest export market in 2021-22, with China accounting for 14.0% of the State’s overseas merchandise exports, down from 36.1% two years prior. In previous years, China implemented bans on a range of Australian exports (particularly coal). Queensland exporters were able to partially offset the fall in exports to China by increasing exports to other major export destinations such as Japan, India and South Korea, which saw their combined share of Queensland exports increase by 16.2 percentage points since 2019-20.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2019-20	2020-21	2021-22(p)
North Asia Total	64.4	55.0	52.0
China	36.1	24.4	14.0
Japan	13.1	13.6	18.2
South Korea	11.2	13.0	15.0
Taiwan	3.5	3.4	4.5
Hong Kong	0.4	0.6	0.3

South Asia Total	20.3	25.7	29.5
India	9.7	13.2	17.0
Indonesia	1.6	2.2	2.5
Malaysia	3.0	2.7	2.6
Thailand	0.6	1.0	0.7
Singapore	1.2	0.9	1.1

North America	3.4	4.3	2.7
United States	2.7	3.2	2.2
Canada	0.7	1.1	0.5

European Union(a)	4.3	4.6	7.0
United Kingdom	1.1	1.3	0.7
New Zealand	1.3	1.8	1.1
Brazil	0.8	1.2	2.0
Other	4.3	6.1	4.9

(a)	Excludes the United Kingdom.
(p)	Preliminary.

Source: ABS unpublished foreign trade data.

(f)-14

Tourism Exports

Due to COVID-19 induced travel restrictions, the number of overseas tourist1 nights spent in Queensland fell sharply in 2019-20 and again in 2020-21, to a low of 0.8 million nights. The re-opening of international borders in late 2021 resulted in the start of a rebound in international tourist nights, which rose to 6.3 million nights in 2021-22. Overall, United Kingdom was the largest individual source of international tourist nights to Queensland in 2021-22, at 1.0 million nights. However, the recovery is expected to be gradual over the forecast horizon, as it will take some time for confidence to return to the international tourism market and for international transport capacity to recover. International tourists spent 36.0 million nights in Queensland in the pre-COVID 2018-19 year, with the United Kingdom (4.3 million nights), New Zealand (4.1 million nights) and China (3.8 million nights) being key source markets.

International tourist nights from Asia had grown strongly over the five years to 2018-19 (up 36.3% to 15.36 million nights), with China (up 61.7% to 3.78 million), India (up 99.2% to 1.55 million) and Taiwan (up 29.2% to 2.46 million) the largest contributors to growth over this period. However, 2019-20 saw a significant reduction in tourist nights due to the commencement of COVID-19 driven international travel restrictions in February/March 2020.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2019-20	2020-21	2021-22
New Zealand	3,106	373	836
India	983	17	763
Korea	1,594	3	153
China	3,361	19	135
Singapore	314	21	119
Other Asia	5,133	79	1,129
United Kingdom	2,592	60	952
Germany	1,251	10	174
Other Europe	3,833	43	903
United States	1,306	55	322
Other Countries	2,873	91	807

Total	26,345	772	6,292

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2020-21 (latest available), Queensland’s interstate tourism gross value added (GVA) was the largest of all states, at A$1.83 billion, slightly ahead of New South Wales (A$1.79 billion), which was more impacted by COVID-related lockdowns. In pre-COVID 2018-19, Queensland’s interstate tourism GVA was the second largest (A$3.35 billion), slightly behind New South Wales (A$3.39 billion).

Interstate tourist nights to Queensland rebounded 30.8% in 2021-22 to 25.6 million due to the easing of interstate COVID-19 travel restrictions, but remain below their pre-COVID level of 34.8 million nights in 2018-19.

[1]	Tourists are defined as people visiting friends/relatives or holidaying.

(f)-15

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 28.0% to A$61.8 billion in 2021-22. The rise in the value of imports was primarily driven by an increase in the value of mineral fuels, petroleum and lubricants imports (up A$7.0 billion), while imports of chemicals (up A$1.8 billion), other machinery and transport equipment (up A$1.5 billion), other manufactured goods (up A$1.0 billion) and road motor vehicles (up A$780 million) also increased strongly.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2019-20	2020-21	2021-22(p)	Annual change, 2020-21 to 2021-22 (%)
Live animals, food, beverages & tobacco	2,448	2,308	2,501	8.3
Mineral fuels, petroleum and lubricants	8,270	6,664	13,647	104.8
Chemicals	2,650	2,736	4,569	67.0
Road motor vehicles	7,128	9,334	10,115	8.4
Other machinery and transport equipment	9,084	9,905	11,430	15.4
Other manufactured goods	9,857	10,334	11,343	9.8
Other	6,093	6,992	8,202	17.3

Total overseas imports of goods	45,531	48,273	61,806	28.0

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

As at June 30, 2022, Queensland’s estimated resident population was 5.32 million, accounting for 20.5% of Australia’s population. Over the year to June 30, 2022, Queensland’s population grew by 2.0%, stronger than national population growth of 1.1% over the same period.

Net interstate migration strengthened in 2021-22, to 55,418 persons. The re-opening of international borders in late 2021 resulted in net overseas migration rebounding by 23,430 persons in 2021-22. Natural increase (births minus deaths) contributed 27,647 persons in 2021-22.

In year average terms, Queensland’s employment rose 5.0% in 2021-22, following an increase of 2.4% the previous year, driven by strong domestic conditions as Queensland’s economy continued to recover from the COVID-19 induced downturn in mid-2020.

Similarly, Queensland’s labor force participation rate rose 0.6 percentage point in 2021-22 to 66.6%, the highest year-average participation rate since 2011-12. While the unemployment rate fell 2.2 percentage points to 4.6% in 2021-22, the lowest year-average unemployment rate since 2008-09. The seasonally adjusted unemployment rate has fallen even further in early 2022-23, to 3.3% in October 2022, the equal lowest monthly unemployment rate since the start of the series in 1978.

(f)-16

In 2021-22, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 425,800 persons (or 15.7% of total employment in the State), followed by Retail Trade (9.4%), Construction (8.8%) and Education & Training (8.7%). The private sector accounted for 84.9% of employment in Queensland in 2021-22.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2021-22.

Employed Persons by Industry, Queensland(a)

	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2016-17 to 2021-22
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	52.4	63.0	69.5	79.8	84.1	66.7	4.9
Mining	57.5	61.0	68.3	65.0	76.2	77.3	6.1
Manufacturing	164.5	170.4	171.2	164.4	177.8	186.9	2.6
Electricity, Gas, Water & Waste Services	24.6	33.0	30.0	31.4	29.4	32.3	5.6
Construction	229.3	238.8	235.8	245.2	230.4	238.1	0.8
Wholesale Trade	64.4	64.4	73.3	71.8	79.9	68.6	1.3
Retail Trade	253.6	262.0	252.9	231.8	266.5	254.1	0.0
Accommodation & Food Services	180.8	181.9	192.5	191.7	182.7	206.1	2.7
Transport, Postal & Warehousing	132.4	140.5	136.3	128.6	133.9	140.2	1.2
Information Media & Telecommunications	35.7	28.4	33.3	28.6	27.2	29.1	-4.0
Financial & Insurance Services	63.3	62.1	65.9	59.8	76.1	69.8	2.0
Rental, Hiring & Real Estate Services	50.0	47.9	42.5	52.3	51.6	55.8	2.2
Professional, Scientific & Technical Services	171.9	169.3	169.3	192.3	190.6	214.4	4.5
Administrative & Support Services	80.1	90.6	85.4	87.4	80.0	82.7	0.6
Public Administration & Safety	162.7	149.7	168.3	157.1	165.8	170.1	0.9
Education & Training	189.0	203.1	217.8	217.3	209.9	234.3	4.4
Health Care & Social Assistance	312.5	351.3	350.5	354.9	375.0	425.8	6.4
Arts & Recreation Services	43.2	45.2	43.6	45.5	43.5	40.7	-1.2
Other Services	102.3	106.3	101.7	104.6	101.3	114.9	2.4

Total(b)	2,370.3	2,468.9	2,508.2	2,509.5	2,582.0	2,707.9	2.7

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

(f)-17

Employed Persons by Industry, Rest of Australia(a)

	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2016-17 to 2021-22
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	252.0	266.3	264.2	254.2	253.6	236.0	-1.3
Mining	161.4	161.9	178.8	173.8	180.6	200.4	4.4
Manufacturing	744.0	735.9	734.7	722.9	695.6	688.4	-1.5
Electricity, Gas, Water & Waste Services	112.8	115.8	124.0	124.4	123.2	122.8	1.7
Construction	856.4	932.2	929.7	934.4	930.0	915.8	1.4
Wholesale Trade	298.9	301.1	316.6	320.4	300.9	283.4	-1.1
Retail Trade	985.7	1,024.7	1,024.6	1,004.2	1,017.9	1,022.5	0.7
Accommodation & Food Services	682.4	708.5	708.2	659.9	651.5	661.4	-0.6
Transport, Postal & Warehousing	486.5	499.8	521.4	512.6	515.2	529.1	1.7
Information Media & Telecommunications	180.5	192.7	181.4	176.2	165.3	168.2	-1.4
Financial & Insurance Services	373.8	368.7	379.1	406.9	407.4	474.9	4.9
Rental, Hiring & Real Estate Services	159.2	164.2	169.9	162.1	158.7	175.5	2.0
Professional, Scientific & Technical Services	846.6	858.7	934.2	955.1	998.0	1,034.1	4.1
Administrative & Support Services	350.5	325.0	343.6	350.7	336.7	344.4	-0.4
Public Administration & Safety	614.1	588.2	667.7	670.7	700.3	733.3	3.6
Education & Training	792.9	822.0	824.1	867.9	902.4	895.4	2.5
Health Care & Social Assistance	1,251.1	1,321.4	1,334.3	1,408.4	1,425.0	1,535.1	4.2
Arts & Recreation Services	176.6	201.6	205.6	180.3	191.1	183.4	0.8
Other Services	384.0	392.3	402.8	380.6	386.2	423.4	2.0

Total(b)	9,709.4	9,981.1	10,244.9	10,265.7	10,339.6	10,627.5	1.8

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

The Brisbane consumer price index (“CPI”) rose 5.4% in 2021-22, the fastest annual growth since 2000-01 following the introduction of the GST. While price increases have been broad-based, the acceleration in Brisbane’s annual CPI growth has been primarily driven by sharp rises in housing and automotive fuel prices. This compares with average annual growth in Brisbane’s consumer prices of 2.6% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 4.4% in 2021-22.

Income

Queensland recorded 5.0% growth in average weekly earnings in 2021-22, compared with 3.4% growth nationally. Queensland’s relative strength in this measure of wages reflects its very tight labor market at present.

(f)-18

The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2021-22	Average Weekly Earnings 2021-22
	A$	A$
Queensland	68,467	1,312
New South Wales	74,648	1,361
Victoria	68,572	1,295
South Australia	63,998	1,225
Western Australia	78,472	1,462
Tasmania	65,352	1,144
Australia	72,040	1,337

Sources: ABS Australian National Accounts: State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2022, State and local public sector employees in Queensland totaled 400,400 persons, accounting for 14.4% of all employed persons in the State.

The Australian Labor Party formed Federal government in May 2022. The current Federal Government’s policies include a mandate to reinvigorate Australia’s enterprise bargaining system to promote productivity.

Queensland’s industrial relations system is underpinned by Awards and Agreements. In October 2022, Queensland’s Parliament passed the Industrial Relations and Other Legislation Amendment Bill 2022 giving effect to the recommendations of the independent five year review of the laws. Changes included strengthening workers protection from sexual, sex or gender-based workplace harassment, providing better access to parental leave and domestic and family violence leave, and promoting gender pay equity in collective bargaining. Also minimum employment standards now align with federal standards by providing greater flexibility for paid and unpaid parental leave to include adoption, surrogacy or parentage transferred under a cultural recognition order.

Prior to the emergence of COVID-19, The Queensland Public Sector Wages Policy was for annual growth of 2.5% on agreement pay rates. While wage increases were deferred in 2020 due to the financial pressures of the COVID-19 pandemic, all affected public sector agreements incorporated an additional 2.5% wage increase at a later date to ensure there was no ongoing impact for public sector employees.

Several key public sector bargaining agreements have expired during 2022. With the current bargaining cycle underway, government is committed to good faith bargaining to establish wages increases for new agreements that address the prevailing economic environment. The government’s offer for wage increases is 4% in years 1 and 2, and 3% in year 3 and a non-recurrent cost of living payment that addresses pressures on workers if inflation outcomes end up exceeding the wage increase offer. In terms of the budgetary outlook, Employee expenses assume headline wage increases for future bargaining agreements for the next period will be consistent with those where in–principle agreement has already been established.

(f)-19

The whole of government full-time equivalent (“FTE”) employment levels continue to be actively managed through approved agency FTE caps. Temporary restrictions on non-frontline recruitment activity have ceased, giving agencies flexibility to manage within approved FTE caps. Central oversight of external recruitment to senior executive service positions will continue to ensure close management of the senior executive cohort.

The Government remains committed to employment security and critical frontline services.

(f)-20

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2021-22(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	16,604	73,259	22.7
Mining	74,202	314,959	23.6
Manufacturing	23,992	125,183	19.2
Construction	31,035	158,165	19.6
Services(b)	272,453	1,486,856	18.3

Total	418,286	2,158,422	19.4

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Annual State Accounts.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

Three major CSG-to-LNG projects commenced production in Queensland in 2015, with a total capital expenditure in excess of A$60 billion.

The first LNG was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG has become Queensland’s second most valuable goods export after coal, with a nominal value of A$19.2 billion in 2021-22.

In 2021-22, Queensland accounted for 23.6% of the nation’s total mining output (nominal). Industry output has grown at an average annual rate of 1.5% in the five years to 2021-22 (real, CVM), although this annual average rate of growth is down from 7.4% in the five years to 2018-19 (pre-COVID).

In 2021-22, Queensland’s mining industry accounted for 17.7% of the State’s total industry gross value added (nominal), the highest on record, well above the previous peak of 14.8% in 2008-09. The strong growth in nominal mining output was driven by record high coal prices and elevated oil prices in the year. Meanwhile, 77,300 people were directly employed in the mining industry (2.9% of Queensland’s total employment).

(f)-21

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

Coal

Coal is Queensland’s most valuable export commodity. In 2021-22, the value of coal exports accounted for 59.7% of Queensland’s total merchandise exports. Record high coal prices (up 198% over the year) more than offset lower export tonnages (down 2.8%) resulting in the value of coal exports rising by 190%, to A$71.6 billion in 2021-22.

The value and quantity of selected minerals produced in Queensland from 2016-17 to 2021-22 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Resource	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22
Black coal(b)	41,083	45,923	52,792	40,496	28,002	87,347
Liquefied Natural Gas(c)	8,641	10,737	15,728	15,555	9,514	19,219
Copper	1,765	1,996	2,047	1,833	2,179	2,440
Gold	1,055	1,027	925	1,049	1,026	1,093
Bauxite	1,260	1,275	1,494	1,649	1,339	1,247
Lead	755	715	839	814	844	822
Zinc	1,204	1,670	2,614	2,489	2,746	3,417

(a)	Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.
(b)	Estimated based on Queensland’s unit export price.
(c)	Export value.

Source: Australian Department of Industry, Science and Resources, ABS and Queensland Treasury.

Queensland Key Resources Production – Volume

Resource	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22
Black coal (‘000t)	237,675	248,622	257,209	245,422	227,043	238,698
Copper (‘000t)	247	227	238	218	205	184
Gold (kg)	19,695	19,084	16,286	13,938	12,845	13,446
Bauxite (‘000t)	30,041	32,030	35,829	41,087	35,812	38,110
Lead (‘000t)	270	228	301	288	318	259
Zinc (‘000t)	359	405	702	757	773	710
Coal seam gas (Mcm)(a)	34,358	35,404	37,600	39,904	40,627	40,817

(a)	National production data. The vast majority of production occurs in Queensland.

Source: Australian Department of Industry, Science and Resources.

(f)-22

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 4.0% of Queensland’s industry gross value added (nominal) and 22.7% of Australia’s total agricultural output in 2021-22. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2021-22, more than half of the nominal gross value of Queensland’s agricultural production was derived from three products – beef, sugar cane and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production rose 21.1% in 2021-22 to A$17.8 billion. This was driven by gains in the gross value of cotton (up A$976 million, or 186.3%, to A$1.5 billion), beef (up A$949 million, or 15.9%, to A$6.9 billion) and wheat (up A$431 million, or 91.7%, to A$901 million).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2021-22.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2017-18	2018-19	2019-20	2020-21	2021-22
Gross Value (A$m)
Cattle and calves	5,473	5,803	6,547	5,902	6,851
Poultry	561	587	568	600	631
Pigs	248	289	363	334	389
Sheep and lambs	55	58	67	72	79
Sugar cane	1,234	1,192	1,060	1,150	1,374
Wool	98	108	79	60	89
Grain, oilseeds and pulses	1,171	809	733	1,374	2,100
Fruit and vegetables and nuts	3,270	3,132	2,881	3,198	3,117
Dairying (total whole milk production)	230	219	215	207	220
Cotton	882	279	102	524	1,500
Other	1,294	1,323	1,232	1,315	1,494

Total agriculture	14,516	13,798	13,847	14,737	17,843

Volume of Production
Beef and veal (‘000 tonnes)	1,077	1,111	1,112	923	926
Sugar cane (‘000 tonnes)(a)	31,472	30,489	28,443	29,330	28,479
Wool (tonnes)(b)	5,042	3,953	4,102	4,946	4,116
Wheat (‘000 tonnes)	765	420	418	1,594	1,825
Cotton lint (‘000 tonnes)	320	164	31	222	422

(a)	Calendar year data.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources:	ABS Livestock Products; Queensland Department of Agriculture and Fisheries; Australian Sugar Milling Council; Australian Bureau of Agricultural and Resource Economics and Sciences.

(f)-23

Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have risen 0.8% to A$253 million in 2021-22. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries and aquaculture production is estimated to have risen 7.4% to A$466 million in 2021-22, with fisheries accounting for 51% of the gross value of production and aquaculture accounting for 49%.

Manufacturing

In 2021-22, the manufacturing industry accounted for 5.7% of Queensland’s industry gross value added (nominal) and 6.9% of Queensland’s employment. Queensland’s share of Australia’s total manufacturing output was 19.2% in 2021-22.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

In 2020-21 (latest data available), food product manufacturing accounted for the largest component of manufacturing income in Queensland (28.9%), followed by primary metal & metal product manufacturing (11.6%), fabricated metal product manufacturing, and machinery & equipment manufacturing (both 8.9%).

Construction

The Queensland construction industry directly contributed 7.4% to State GVA, whilst also providing 8.8% of employment in the State in 2021-22.

•	Dwelling investment rose 4.5% in 2021-22, building on the 11.7% increase in the previous year.

o

A combination of record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21. These factors drove the value of Queensland’s residential work in the pipeline to a record A$11.5 billion in June quarter 2022.

o

However, material and labor shortages due to the COVID-19 pandemic, adverse weather including floods, and several insolvencies among construction companies have constrained the construction industry’s ability to meet elevated demand. As a result, dwelling investment in Queensland in September quarter 2022 was 14.1% lower over the year.

•	Non-dwelling construction – which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – rose 10.6% in 2021-22.

o	New engineering construction in Queensland rose 1.2% in 2021-22, following cumulative decline of 31.0% over the previous three years.

(f)-24

o	Non-residential building construction rose 14.7% in 2021-22, rebounding strongly from a cumulative decline of 25.6% over the previous three years.

Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2021-22, the total tonnage throughput via Queensland port systems was estimated at 288.8 million tonnes (largely unchanged over the year).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and five secondary international airports (including the privately owned Wellcamp Airport in Toowoomba which commenced international passenger flight operations in October 2016), as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne with 10.0 million passenger transiting in 2021-22, down from the pre COVID level of 23.6 million in 2018-19. Following several years of construction, in July 2020 the Brisbane airport opened its completed new runway, which has doubled the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government completed the initial build phase of the national broadband network (the “NBN”) in June 2020. The NBN is delivered through a “multi-technology mix” network comprising fibre-to-the-premises, fibre-to-the-node, fibre-to-the-basement, fibre-to-the-curb, hybrid fibre coaxial, fixed wireless and satellite technologies. The NBN is the default Statutory Infrastructure Provider (the “SIP”) for all of Australia and, where it is the SIP, it must meet legal obligations, including in relation to minimum service speed. Within its capital constrains, NBN Co will continue to upgrade the network technologies to support retailers to meet demand from end users which exceeds these minimum requirements, including implementing current plans to expand access to peak download speeds of up to close to 1 gigabit per second. As at December 1, 2022, a total of 2,434,754 homes/businesses have been declared as ready to connect in Queensland, while a total of 1,690,838 homes/businesses have had services activated.

(f)-25

Tourism

Tourism directly accounted for an estimated 2.2% of overall output (gross value added, at basic prices) in the State in 2020-21 (latest estimate available). Prior to the outbreak of COVID-19 and international border closures, tourism accounted for 3.6% of overall output in 2018-19. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

In 2021-22, 223,000 international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland, up from 32,000 in 2020-21 following the re-opening of international borders in late 2021, but well below the pre-COVID level of 2.4 million in 2018-19. In total, international tourists spent 6.3 million nights in Queensland, up from 0.8 million in 2020-21, but well below the pre-COVID level of 36.0 million in 2018-19.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is from intrastate (Queenslanders travelling within Queensland). There were 16.3 million domestic tourist overnight trips to Queensland in 2021-22, with 12.9 million intrastate trips and 3.4 million interstate trips. Domestic tourists spent 66.7 million nights in Queensland in 2021-22, up from 62.1 million in 2020-21, below 71.7 million in 2018-19 but above 65.2 million in 2017-18. In 2021-22, 41.1 million of the domestic tourist nights in Queensland were from intrastate tourists, while 25.6 million were from interstate tourists.

(f)-26

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that every state has the capacity to delivery comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue among the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2022–23, Queensland will receive around A$18.5 billion in GST revenue as published in the 2022-23 Budget Update. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

(f)-27

A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements and federal relations architecture. At the core of this architecture is National Cabinet.

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (the “CFFR”). Under the new arrangements, the CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Partnership Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

National Health reform

The National Health Reform Agreement (the “NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and is to apply from July 1, 2020 to June 30, 2025. Funding is being provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45% of the efficient growth in public hospital services, subject to a 6.5% national cap on the growth of NHRA funding, irrespective of demand growth.

In response to the COVID-19 outbreak, the Commonwealth offered jurisdictions a National Partnership Agreement on COVID-19 Response (the “NPACR”). Under the NPACR, the Commonwealth will provide a 50% contribution for costs incurred by state health services in responding to the COVID-19 outbreak. Funding is uncapped, demand driven and will cover costs incurred from January 21, 2020 (when the virus was first identified as a “Listed Human Disease” under the Biosecurity Act 2015 (Cth)).

The health response to COVID-19 necessitated the temporary suspension of non-urgent health activity, such as most elective surgeries. Consequently, the Commonwealth has provided a hospital funding guarantee for 2019–20, 2020–21 and 2021–22. Under the guarantee, the Commonwealth has undertook to provide to Queensland, as a minimum, a set level of combined funding under the NHRA and the hospital services component of the NPACR. At the time of the 2022–23 Queensland Budget, Queensland expected to receive Australian Government funding of A$6.030 billion under the NHRA.

(f)-28

Quality Schools

At the time of the 2022–23 Queensland Budget, Queensland expected to receive Australian Government funding of A$2.276 billion in 2022–23 (A$9.690 billion over four years to 2025-26 excluding GST) for Queensland Government schools. Non-government schools funding (including GST) will be A$3.818 billion in 2022–23 (A$16.230 billion over four years to 2025-26).

2022 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In March 2022, the CGC released its Report on GST Revenue Sharing Relativities – 2022 Update (the “2022 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2022 CGC Update Report recommended an increase in Queensland’s GST revenue, with an underlying impact of A$2,837 million in 2022-23 incorporating the Australian Governments HFE transition payments, changes in population, growth in the GST pool and changes in relative fiscal capacity.

An increase to Queensland’s GST share is based on the CGC’s determination that Queensland has lower fiscal capacity per capita compared to other states. Queensland is assessed to have higher spending needs for education and health and lower revenue raising capacity for land tax and transfer duty which is partially offset by a higher capacity to raise mining royalties as a result of higher coal prices and a greater share of Commonwealth payments.

(f)-29

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

2021-22 State Budget and 2021-22 Budget Update: MYFER

The 2021–22 Budget, handed down on June 15, 2021, focused on the delivery of the Economic Recovery Plan and supporting jobs following the successful containment of COVID-19 in the state. The continued delivery of high quality frontline services and infrastructure and delivery of the government’s election commitments remained a key focus.

The 2021–22 Budget committed A$52.216 billion over four years to fund construction of critical infrastructure and capital works with a focus on maintaining a sustainable program of works through to 2024-25.

The economy recovered sooner and stronger than forecast in the 2020–21 Budget, translating to higher-than-expected increases in key revenue streams. Coupled with expenditure restraint and the continued implementation of the government’s Savings and Debt Plan, operating deficits were lower than estimated at the 2020–21 Budget with a modest return to surplus projected in 2024–25.

The 2021-22 Budget Update: Mid-Year Fiscal and Economic Review (each such annual review, the “MYFER”) was released on December 16, 2021. A deficit over the four years to 2024–25 of A$4.289 billion was A$2.451 billion lower than expected at the 2021–22 Budget, with the 2021–22 year being revised upwards predominantly due to a temporary increase in royalty revenue along with higher than expected transfer duties.

Revenue across the four years to 2024–25 was expected to grow an average of 3.4% while expenses were expected to grow an average of just 3% over the same period.

2022-23 State Budget and 2022-23 Budget Update

With the state’s rapid and strong economic recovery from the COVID-19 crisis, due in large part to its nation leading health response, the 2022–23 Budget focus turned to creating more jobs in more industries, delivering better services and protecting the Queensland lifestyle.

The 2022–23 Budget committed A$59.126 billion over four years to fund essential social and economic infrastructure to support the state’s growing population, including a transformational investment to boost health system capacity, investment in new schools and critical infrastructure upgrades and continuation of the substantial ongoing investment in transport infrastructure.

(f)-30

With substantially improved economic conditions since mid-2020, revenue was expected to rebound strongly in 2021-22 and remain elevated over the forward estimates compared to the 2021-22 Budget Update, with additional funding to support service delivery and economic priorities, expected to be managed within the revenue uplift. Average annual expenditure growth was projected to be 4.1% over the five years to 2025-26 compared to annual revenue growth of 4.5% over the same period.

The 2022-23 Budget Update was released on December 7, 2022. A A$5.18 billion surplus is expected in 2022-23, A$6.209 billion higher than the expected deficit of A$1.029 billion in the 2022-23 Budget. The improved outlook is largely driven by upward revisions to coal and petroleum royalties, reflecting higher than expected, but temporary, global coal and oil prices, and stronger GST and payroll tax revenue.

A smaller deficit of A$458 million is projected for 2023-24, with small surpluses still projected for 2024-25 and 2025-26 largely in line with the 2022-23 Budget.

The significant public infrastructure investment program outlined in the 2022-23 Budget has been supplemented by the investment in the Queensland Energy and Jobs plan. The capital program over the four years to 2025-26 is now expected to be A$64.844 billion.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility (the “Charter”). The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and Budget Update.

In order to ensure the Fiscal Principles remained fit for purpose and provided a balanced and sensible path to restore Queensland’s fiscal buffers following the COVID-19 pandemic, the Government developed a new Charter to inform the 2021–22 Budget strategy. The new Fiscal Principles provide objective measures supporting the delivery of net operating surpluses and the stabilization of net debt.

Fiscal Principle 1 – Stabilize the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

A key component of the fiscal strategy is to stabilize debt at a sustainable level in the medium term.

Queensland’s net debt to revenue ratio was 15% in 2021-22, a reduction from the 18% ratio reported in the 2020-21 Outcome. The reduction in the General Government Sector net debt to revenue ratio reflects the Government’s prudent management of short term revenue uplifts to restore fiscal buffers, such as the investment of A$2.5 billion of the royalties windfall for future critical infrastructure.

By 2024–25, the ratio is forecast to reach 46%, compared to 61% in the 2021–22 Budget. This follows a steady reduction in forecasts for the General Government net debt to revenue ratio in successive budget updates since the 2020–21 Budget.

Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Delivering operating surpluses will assist debt stabilization.

(f)-31

Queensland’s net operating balance has improved substantially since the 2021-22 Budget, from a forecast operating deficit of A$3.485 billion to an actual operating surplus of A$4.296 billion. In 2021-22, revenues grew by 18.1% and expenses by 9.7% compared to 2020-21.

Over the 5 years to 2025-26, revenue is expected to grow at 4.8% on average per annum, compared to 4.5% for expenses. An operating surplus is expected to be achieved in 2024-25.

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

The government’s A$50 billion Infrastructure Guarantee has ensured the maintenance of a substantial capital program through the COVID-19 crisis and a capital program of A$64.8 billion is planned over the 4 years to 2025–26.

The capital program includes purchases of non-financial assets, capital grants and new finance leases and similar arrangements. The capital program delivered by the State Non-financial Sector in 2021-22 was A$14.294 billion. In 2021-22, particularly strong revenue growth resulted in General Government Sector net investments in non-financial assets being funded in full through net cash flows inflows from operating activities. Volatility in revenue growth combined with the profile of capital expenditure, which is uneven by nature, means a degree of volatility is expected in the outcomes for Fiscal Principle 3 on an individual year basis. While the proportion will decrease in 2022-23, it is expected to gradually rise over the forward estimates to a forecast 50% as the operating position improves.

This positions Queensland well for continued improvement beyond the forward estimates period towards the medium-term goal of funding capital primarily through operating cash surpluses.

Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

The fiscal principle ensures that Queenslanders continue to pay less tax than Australians in other states and territories, providing a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

Based on the latest available outcomes, Queensland’s taxation per capita was A$654 less than the average of other jurisdictions in 2020-21. On average, Queenslanders paid A$1,114 less tax than New South Wales residents and A$545 less than Victorian residents.

Fiscal Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice.

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover. The latest full actuarial review of the QSuper scheme was as at June 30, 2021 and was published in a report dated December 3, 2021. The report found the scheme to be fully funded.

As at June 30, 2022, WorkCover Queensland was fully funded.

(f)-32

Table 1 Key Financial Aggregates

(UPF Basis)

	2018-19 Actual	2019-20 Actual	2020-21 Actual	2021-22 Actual
	A$ million
General Government Sector:
Revenue	59,828	57,778	62,791	74,185
Expenses	58,843	63,505	63,706	69,889

Net operating balance	985	(5,728)	(915)	4,296
Purchases of non-financial assets	5,764	6,306	6,682	7,889
Fiscal balance	(2,207)	(9,164)	(4,857)	(71)

Public Non-Financial Corporations Sector:
Revenue	14,256	13,589	13,269	15,951
Expenses	12,587	12,661	12,071	14,888

Net operating balance	1,669	928	1,198	1,062
Purchases of non-financial assets	2,687	3,156	3,139	3,134
Fiscal balance	1,471	305	687	601

Non-Financial Public:
Revenue	68,329	66,171	71,318	85,485
Expenses	67,368	72,056	71,770	80,335

Net operating balance	961	(5,886)	(452)	5,150
Purchases of non-financial assets	8,460	9,482	9,877	11,140
Fiscal balance	(2,439)	(9,965)	(4,973)	205

Note:    Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

Operating Statement

2021-22 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government Sector recorded an operating surplus of A$4,296 million in 2021-22, compared to a restated operating deficit of A$915 million in 2020-21. Queensland’s economy continued to grow in 2021-22, despite the outbreak of the Omicron variant of COVID-19 and major flooding in South East Queensland. Improved economic conditions within Queensland and the national economy, as well as high commodity prices, led to a strong rebound in revenue and significant recovery in net operating balance.

The fiscal balance decreased from a deficit of A$4,857 million in 2020-21 to a deficit of A$71 million in 2021-22, mainly driven by the improved net operating balance, offset to an extent by higher purchases of non-financial assets.

Revenue

Revenue from transactions increased by 18.15% (or A$11,394 million) in 2021–22 after increasing by 8.68% (or A$5,013 million) in 2020–21.

Commonwealth grants are the principal form of revenue for the State, accounting for around 46% of General Government revenue, with taxes contributing around 27%. Commonwealth and other grants increased by A$1,122 million in 2021-22, mainly due to higher GST revenue reflective of improvements in the national GST pool and Queensland receiving a larger share of the GST pool in 2021-22, and an uplift in payments principally due to the health response to the pandemic and funding for quality schools under the “Quality Schools” policy.

(f)-33

Increased taxation revenue in 2021–22 compared to 2020-21 (A$3,762 million) was primarily the result of strong housing and labor market conditions in Queensland leading to increases in transfer duty on the sale of residential properties and in payroll tax.

GGS other revenue was A$6,563 million higher in 2021–22 than in 2020-21, mainly due to an increase in royalties and land rents, reflecting a temporary surge in coal and oil prices.

Expenses

Based on actual results, General Government expenses increased by A$6,183 million (or 9.71%) in 2021-22.

Employee and superannuation expenses were 7.2% higher in 2021-22, broadly consistent with the estimate in the 2022-23 Budget. This was due in part to the deferral of scheduled increases in GGS wages from 2020-21 into the following two years to assist in funding its response to the COVID-19 pandemic, growth in key frontline services and higher defined benefit superannuation costs due to change in actuarial assumptions.

Other operating expenses were A$1,727 million (or 10.5%) higher than 2020-21 mainly due to growth in demand for public hospital and health services, including the State’s response and management of COVID-19, growth in demand within the Child Protection System and Domestic and Family Violence Services, higher school education services and an increase in operating costs associated with the delivery of the State’s road and rail infrastructure program.

Depreciation and amortization costs increased by A$336 million to A$4,506 million for the GGS, mainly due to increases in the stock of infrastructure.

Interest costs reduced by A$111 million to A$1,508 million for the GGS, as lower average book rates more than offset the impact of higher borrowing balances.

Grant expenses of A$13,817 million in the GGS were A$2,104 million higher than 2020-21. Contributing to the increase in grants expenses were lump sum waste reform annual payments in advance to local councils (to reduce the household impact of the waste levy), COVID-19 Business Support Grants (incorporating Tourism and Hospitality Sector Hardship Grants), higher Australian Government grants on-passed to non-government schools and Disaster Recovery Funding Arrangement payments following significant flooding in the 2021-22 disaster season.

(f)-34

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Purchase non-financial assets and borrowings

(UPF Basis)

	2018-19 Actual	2019-20 Actual	2020-21 Actual	2021-22 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	5,764	6,306	6,682	7,889
Public non-financial corporations sector	2,687	3,156	3,139	3,134
Non-financial public sector[1]	8,460	9,482	9,877	11,140

Borrowings:
General Government Sector	32,202	44,253	54,076	56,764
Public non-financial corporations sector	38,707	40,698	41,558	59,495
Non-financial public sector	70,909	84,944	95,627	116,252

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector was A$249,624 million as at June 30, 2022.

Borrowings in the General Government sector were A$56,764 million at June 30, 2022, A$2,688 million more than in 2020–21. Increases in borrowings arose largely from additional borrowing from QTC for capital expenditure.

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2021-22 was A$7,889 million, A$1,207 million more than in 2020–21.

(f)-35

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2022-23 Budget Update

	2022-23 Projection	2023-24 Projection	2024-25 Projection	2025-26 Projection
	A$ millions
General Government Sector:
Revenue	81,227	77,776	78,014	79,506
Expenses	76,047	78,234	77,891	79,286

Net operating balance	5,180	(458)	123	220
Purchases of non-financial assets	8,433	9,445	9,374	9,415
Fiscal balance	598	(5,298)	(4,931)	(4,061)

Public Non-Financial Corporations Sector:
Revenue	14,867	14,056	14,093	14,477
Expenses	13,685	12,556	12,666	12,906

Net operating balance	1,183	1,500	1,428	1,571
Purchases of non-financial assets	3,773	4,654	4,742	5,022
Fiscal balance	146	(109)	(119)	(111)

Non-Financial Public Sector:
Revenue	90,326	86,464	86,953	88,761
Expenses	84,928	86,464	86,338	88,041

Net operating balance	5,397	0	615	720
Purchases of non-financial assets	12,194	14,060	14,073	14,422
Fiscal balance	(208)	(6,411)	(5,943)	(5,228)

Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings and Purchases of Non-financial assets

(UPF Basis)

	2022-23 Projection	2023-24 Projection	2024-25 Projection	2025-26 Projection
	A$ millions
Purchases of non-financial assets:
General Government Sector	8,433	9,445	9,374	9,415
Public non-financial corporations sector	3,773	4,654	4,742	5,022
Non-financial public sector	12,194	14,060	14,073	14,422

Borrowings(1):
General Government Sector	64,067	72,799	79,977	87,075
Public non-financial corporations sector	46,386	42,459	42,174	42,240
Non-financial public sector	110,446	115,251	122,144	129,308

(1)	Borrowings inclusive of leases, securities and derivatives.

(f)-36